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                                               Exhibit (a)(5)(5)

                                   Contacts:         Sam Gradess
                                                     Chief Financial Officer
                                                     Alloy, Inc.
                                                     212/244-4307
FOR IMMEDIATE RELEASE:
                                                     Investor Relations:
                                                     AJ Goodman
                                                     PR21, Inc.
                                                     212/299-8888

             ALLOY HITS SECOND QUARTER REVENUE AND EARNINGS TARGETS


         NEW YORK, NY - AUGUST 28, 2003 - Alloy, Inc. (Nasdaq:ALOY), a media, marketing services and direct marketing company targeting the dynamic Generation Y population, today reported revenues for the fiscal quarter ended July 31, 2003 of $80.5 million and a net loss attributable to common stockholders of $1.0 million, or $0.02 per diluted share. This compares with our previously announced guidance range of a second fiscal quarter net loss attributable to common stockholders of $0.02 to $0.06 per diluted share. For its second fiscal quarter, Alloy generated $1.6 million in earnings before income taxes and acquired intangible asset amortization ("EBTA"), excluding stock-based compensation expense of $0.3 million. This places Alloy at the upper portion of our previously announced guidance range for second fiscal quarter EBTA of $0 to $2.0 million. Also for the second fiscal quarter, Alloy generated $2.8 million in earnings before interest and other income/expense, income taxes, depreciation and amortization, and stock-based compensation expense ("Adjusted EBITDA"). For additional financial detail, including the reconciliation of EBTA and Adjusted EBITDA to GAAP results, please refer to the financial tables provided at the end of this release.

         Total revenues for the second fiscal quarter increased 55% to $80.5 million, compared with $52.0 million for the second quarter of fiscal 2002. Fiscal second quarter net merchandise revenues of $30.0 million were down 5% compared with $31.5 million for last year's fiscal second quarter. The reduction resulted primarily from a slight planned decline in overall catalog circulation as we reduced the number of catalogs circulated to prospects outside our database and non-buyers inside our database. Fiscal second quarter sponsorship and other revenues of $50.5 million were up 147% versus $20.4 million for the comparable period in our last fiscal year. The increase resulted from a larger advertising sales force, a broader client base, and a wider range of media services offered than in the last fiscal year, due to a combination of internal development and strategic acquisitions, together with the addition of revenues from the operations of OCM that we acquired at the beginning of the second quarter of fiscal 2003.

         Second fiscal quarter gross profit increased to $39.4 million, or 48.9% of revenues, compared with $27.8 million, or 53.5% of revenues, for the comparable period last year, largely as a result of the substantial increase in revenues. The decrease in gross profit percentage was primarily due to the lower gross margin profile of our sponsorship activities in this fiscal year's second quarter compared with last fiscal year's second quarter as newspaper and radio advertising placement and event marketing activities expanded relative to our print and interactive advertising programs, which generally have higher relative gross margins.

         Operating expenses were $40.0 million for the second quarter of fiscal 2003 versus $27.7 million for the second quarter of fiscal 2002. The increase resulted primarily from our enlarged advertising sales force and staff; the expenses from operations acquired within the last year, in particular those of Market Place Media and OCM; additional intangible asset amortization resulting from recent acquisitions; and the impact of $0.3 million of stock-based compensation.

         Net loss for the second quarter of fiscal 2003 was $0.3 million, compared with net income of $0.5 million for last fiscal year's second quarter. Net loss attributable to common stockholders for the second quarter of fiscal 2003 was $1.0 million, or $0.02 per diluted share, compared with net income attributable to common stockholders of $0.1 million, or $0.00 per diluted share, for last fiscal year's second quarter. EBTA excluding stock-based compensation decreased to $1.6 million for the second fiscal quarter of 2003 from $1.9 million for the second fiscal quarter of 2002. Adjusted EBITDA increased from $2.3 million for the second fiscal quarter of 2002 to $2.8 million for the second fiscal quarter of 2003. In the second fiscal quarter of 2003, Alloy did not repurchase any shares of its common stock under the share repurchase program.

         Commenting on the quarter, Matt Diamond, Chairman and Chief Executive Officer stated, "We are pleased to have met our financial performance targets for our second fiscal quarter. We saw particularly strong results from the sponsorship segment of our business, with our newspaper advertising, customer acquisitions and OCM activities leading the way. We also expect our sponsorship activities to continue demonstrating good operating performance throughout the second half of the year and have revised our sponsorship revenue guidance accordingly. With the dELiA*s acquisition expected to close during the third quarter, our focus in our merchandising business will be on integrating operations and charting a course to begin realizing in 2004 the substantial synergies we expect to result from the acquisition."

         As of July 31, 2003, the end of its fiscal second quarter, Alloy's consolidated database of Generation Y consumers grew to over 14.5 million total names, of which over 5.1 million were established buyers, versus approximately
11.7 million total names and 3.8 million established buyers as of July 31, 2002.

         Total revenues for the six months ended July 31, 2003 increased 46% to $149.9 million compared with $102.4 million for the six months ended July 31, 2002. Net merchandise revenues for the six months ended July 31, 2003 of $60.0 million were down 4% versus $62.6 million for the six months ended July 31, 2002. Sponsorship and other revenues of $89.9 million for the six-month period were up 126% compared with $39.8 million for the comparable period last fiscal year. Gross profit for the six months ended July 31, 2003 increased to $70.8 million, or 47.2% of revenues, compared with $56.7 million, or 55.4% of revenues, for the comparable period in fiscal 2002. Operating expenses were $72.4 million for the first six months of fiscal 2003 versus $53.8 million for the first six months of fiscal 2002. Net loss for the six months ended July 31, 2003 was $0.7 million, compared with net income of $3.6 million for the six months ended July 31, 2002. Net loss attributable to common stockholders for the first six months of fiscal 2003 was $1.9 million, or $0.05 per diluted share, compared with net income attributable to common stockholders of $2.6 million, or $0.06 per diluted share for the first six months of fiscal 2002.

         Looking ahead, Mr. Diamond concluded, "With the tender offer concluding in early September, we should have economic ownership of dELiA*s from that point in time. We believe that the addition of the dELiA*s business to our own will give our merchandise business the scale, financial profile and growth prospects to allow us to pursue shareholder value-creating transactions in the near term.

As we evaluate the opportunities, our objective will be to stabilize the dELiA*s business and lay the groundwork for synergy-generating integration to begin emerging in 2004.

         "Assuming that we take majority ownership of dELiA*s in early September, we are establishing a fiscal third quarter merchandise revenue range of $50 million to $55 million, together with a sponsorship revenue range of $66 million to $69 million, a diluted earnings per share range of $0.01 to $0.07 and an Adjusted EBITDA range of $9 million to $12 million. We believe that going forward Adjusted EBITDA will provide more meaningful year-over-year earnings comparisons than EBTA in light of the additional depreciation and amortization charges that will result from the dELiA*s acquisition, along with the interest costs associated with our recent convertible debt offering. Consequently, we intend to highlight Adjusted EBITDA in our future releases and guidance and discontinue the use of EBTA, although we plan to continue calculating and presenting EBTA for comparative purposes. For the full fiscal year, we are forecasting merchandise revenues of $210 million to $220 million, sponsorship and other revenues of $200 million to $210 million, diluted earnings per share of $0.01 to $0.08, and Adjusted EBITDA of $25 million to $30 million."

         We are also announcing the sale of an additional $4.3 million in aggregate principal amount of our Convertible Senior Debentures due 2023 (the "Debentures") pursuant to the over allotment option issued in connection with our previously announced private placement of such Debentures. The exercise of the over allotment option resulted in additional gross proceeds to Alloy of $4.3 million, bringing total gross proceeds for the private placement to $69.3 million. The Debentures have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

ABOUT ALLOY

         Alloy, Inc. is a media, marketing services and direct marketing company targeting Generation Y, a key demographic segment comprising the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's convergent media model uses a wide range of media assets to reach more than 25 million Generation Y consumers each month. Through Alloy's 360 Youth media and marketing services unit, marketers can connect with the Generation Y audience through a host of advertising and marketing programs incorporating

Alloy's media and marketing assets such as direct mail catalogs, magazines, college and high school newspapers, Web sites, school-based media boards, college guides, and sponsored on- and off-campus events. Alloy generates revenue from its broad reach in the Generation Y community by providing marketers advertising and marketing services through 360 Youth and by selling apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, Web sites and magazines. For further information regarding Alloy, please visit our Web site (www.alloy.com) and click on "Investor Info". Information on 360 Youth's marketing services can be found at www.360youth.com.

This announcement may contain  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations and beliefs regarding our future results or performance. Because these statements apply to future events, they are subject to risks and uncertainties. When used in this announcement, the words "anticipate", "believe", "estimate", "expect", "expectation", "project" and "intend" and similar expressions are intended to identify such forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements. Additionally, you should not consider past results to be an indication of our future performance. Factors that might cause or contribute to such differences include, among others, our ability to: increase revenues, generate high margin sponsorship and multiple revenue streams, increase visitors to our Web sites (www.alloy.com, www.ccs.com, and www.danscomp.com) and build customer loyalty; develop our sales and marketing teams and capitalize on these efforts, develop commercial relationships with advertisers and the continued resilience in advertising spending to reach the teen market; manage the risks and challenges associated with integrating newly acquired businesses; and identify and take advantage of strategic, synergistic acquisitions and other revenue opportunities. Other relevant factors include, without limitation: our competition; seasonal sales fluctuations; the uncertain economic and political climate in the United States and throughout the rest of the world and the potential that such climate may deteriorate further; and general economic conditions. For a discussion of certain of the foregoing factors and other risk factors see the "Risk Factors That May Affect Future Results" section included in our annual report on Form 10-K for the year ended January 31, 2003, as amended, which is on file with the Securities and Exchange Commission. We do not intend to update any of the forward-looking statements after the date of this announcement to conform these statements to actual results or to changes in management's expectations, except as may be required by law.

                               (tables to follow)

                                   Alloy, Inc.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      (In thousands, except per share data)
                                   (Unaudited)



                                                                        Three Months    Three Months    Six Months     Six Months
                                                                            Ended          Ended          Ended          Ended
                                                                          7/31/2002      7/31/2003      7/31/2002      7/31/2003

Net merchandise revenues                                                       $31,530        $30,028        $62,597        $59,999
Sponsorship and other revenues                                                  20,443         50,473         39,809         89,946
                                                                       ------------------------------------------------------------
Total revenues                                                                  51,973         80,501        102,406        149,945
Cost of goods sold                                                              24,163         41,125         45,723         79,100
                                                                       ------------------------------------------------------------
Gross profit                                                                    27,810         39,376         56,683         70,845

Selling and marketing expenses                                                  22,498         31,489         43,923         56,867
General and administrative expenses                                              3,977          6,266          8,100         11,224
Acquired intangible asset amortization (1)                                       1,189          1,896          1,724          3,680
Stock-based compensation                                                             8            291             16            291
Restructuring charge to write-off abandoned facility lease and equipment             0              0              0            380
                                                                       ------------------------------------------------------------
Total operating expenses                                                        27,672         39,942         53,763         72,442

Income (loss) income from operations                                               138           (566)         2,920        (1,597)

Interest and other income (expense), net                                           597             (3)         1,132            284
                                                                       ------------------------------------------------------------
Income (loss) before income taxes                                                  735           (569)         4,052        (1,313)
Income tax expense (benefit)                                                       197           (248)           444          (606)
                                                                       ------------------------------------------------------------
Net income (loss)                                                                  538           (321)         3,608          (707)

Preferred stock dividend and accretion                                             479            702          1,037          1,155
                                                                       ------------------------------------------------------------
Net income (loss) attributable to common stockholders                              $59        ($1,023)        $2,571       ($1,862)

Net income (loss) attributable to common stockholders per basic share            $0.00         ($0.02)         $0.07        ($0.05)
Net income (loss) attributable to common stockholders per diluted share          $0.00         ($0.02)         $0.06        ($0.05)

Weighted average basic common shares outstanding:                           38,204,132     41,135,614     37,573,097     40,650,532
Diluted shares outstanding per GAAP:                                        39,941,514     41,135,614     39,599,524     40,650,532

RECONCILIATION OF EBTA AND ADJUSTED EBITDA TO GAAP RESULTS (2):
---------------------------------------------------------------------------------------
Net income (loss)                                                                 $538          ($321)        $3,608         ($707)
Income tax expense (benefit)                                                       197           (248)           444          (606)
Acquired intangible asset amortization                                           1,189          1,896          1,724          3,680
Restructuring charge                                                                 0              0              0            380
Stock-based compensation                                                             8            291             16            291
-----------------------------------------------------------------------------------------------------------------------------------
EBTA EXCLUDING STOCK-BASED COMPENSATION EXPENSE AND RESTRUCTURING CHARGE        $1,932         $1,618         $5,792         $3,038
Interest and other income (expense), net                                           597             (3)         1,132            284
Depreciation and amortization                                                      986          1,207          1,950          2,250
-----------------------------------------------------------------------------------------------------------------------------------
ADJUSTED EBITDA                                                                 $2,321         $2,828         $6,610         $5,004

(1) Reflects the adoption of FAS 142 "Goodwill and Other Intangible Assets" as of February 1, 2002 which eliminates regular periodic amortization of goodwill.

(2) This press release contains the non-GAAP financial measures EBTA and Adjusted EBITDA. Alloy uses EBTA and Adjusted EBITDA to evaluate its performance period to period without taking into account certain expenses which, in the opinion of Alloy management, do not reflect Alloy's results from its core business activities. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, other measures of financial performance prepared in accordance with GAAP. These non-GAAP measures included in this press release have been reconciled to the nearest GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures. As used herein, "GAAP" refers to accounting principles generally accepted in the United States of America.

                                   Alloy, Inc.
               SELECTED CONDENSED CONSOLIDATED BALANCE SHEET DATA
                                 (In thousands)

                                                                       January 31, 2003  July 31, 2003
                                                                            (audited)     (unaudited)
Assets
Current Assets
    Cash and cash equivalents                                                  $35,187        $92,567
    Marketable securities                                                       23,169          4,782
    Accounts receivable, net                                                    30,022         30,237
    Inventories, net                                                            23,466         21,573
    Prepaid catalog costs                                                        2,100          3,132
    Other current assets                                                        10,130         12,409
                                                                       -------------------------------
             Total current assets                                              124,074        164,700

Property and equipment, net                                                     10,081         10,044
Deferred tax asset                                                               5,621          5,621
Goodwill, net                                                                  270,353        286,335
Intangible and other assets, net                                                24,471         29,718
                                                                       -------------------------------
             Total assets                                                     $434,600       $496,418

Liabilities and Stockholders' Equity
Current Liabilities
    Accounts payable                                                           $28,032        $21,333
    Deferred revenues                                                           15,106         17,320
    Accrued expenses and other current liabilities                              27,679         23,615
                                                                       -------------------------------
             Total current liabilties                                           70,817         62,268

Deferred tax liability                                                           2,698          2,698
Other long term liabilities                                                         93            100
Convertible debt                                                                     0         65,000

Series B Preferred Stock                                                        15,550         13,646

Stockholders' Equity                                                           345,442        352,706
                                                                       -------------------------------
             Total liabilities and stockholders' equity                       $434,600       $496,418



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